Exhibit (a)(5)(C)

Vicor Corporation Provides Update Regarding Current and Near-Term Performance

Boston, MA, November 26, 2012 /MarketWire/ - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) today commented on its near term outlook. The Company currently expects to report fourth quarter fully diluted earnings at an essentially break-even level (i.e., either a small net income or net loss). Based on existing backlog, the Company expects to report a net loss for the first quarter of 2013.

Addressing current performance trends, Dr. Patrizio Vinciarelli, Vicor’s Chairman of the Board and Chief Executive Officer, stated, “As of the third quarter of 2012, the Company has experienced eight consecutive quarters of declining earnings per share, largely attributable to: (i) reduced demand across important market segments traditionally served by the Company’s business units; (ii) delays in development and sale of innovative new products targeting high volume original equipment manufacturers (“OEMs”) of high performance computing and networking systems caused, in part, by allegations of infringement without merit; and (iii) increased operating expenses associated with IP litigation and an expanded sales and marketing infrastructure. Among our traditional market segments, the defense electronics segment has experienced a sustained decline in revenue due to federal budget constraints. Similarly, our revenues from supercomputing platforms are substantially reduced because of slowing demand and low cost competition. Demand in our commercial market segments, notably industrial equipment and transportation, has been characterized recently by greater uncertainty, as businesses, with limited visibility into their own prospects, reduce their spending and investment. This has been experienced across our European customer base, given that region’s decline into recession, and increasingly across our North American customer base, as customers defer business decisions until the political stalemate associated with the pending federal budget “sequestration” is addressed.”

Dr. Vinciarelli continued, “In the fourth quarter of 2012, our bookings activity (i.e., the receipt of new orders for shipments scheduled within one year) has slowed; through November 23, 2012, bookings for the fourth quarter were approximately one third lower than their level at the corresponding time in the third quarter of 2012. This reduction in orders has caused us to reassess our expectations for revenue and earnings for the fourth quarter of 2012 and the first quarter of 2013. Orders in our traditional markets of defense electronics, industrial equipment, and transportation have slowed to a level necessitating a furlough of manufacturing personnel within our Brick Business Unit. Large volume VI Chip orders from new OEM customers have also been delayed, leading to a furlough of manufacturing personnel within our VI Chip subsidiary. Both furloughs will take place starting in December.”

Concluding his remarks, Dr. Vinciarelli stated, “While we have not experienced substantial order cancellations, our visibility into customer near term demand is limited. Accordingly, the Board of Directors believes the Company’s financial performance may not improve until after new products in which the Company has made a considerable investment begin to contribute to our revenue and profitability. However, anticipating much more favorable performance and cost attributes for our new products, we remain committed to our strategy and believe investors will be rewarded over the long-term.”

On November 19, 2012, the Company announced its intent to commence today, Monday, November 26, 2012, a tender offer to repurchase shares of its Common Stock valued up to $20 million. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer, which will include exhibits, the Offer to Purchase and the related Letter of Transmittal, when available, because they will contain important information. Each of these documents will be filed with the SEC, and investors will be able to obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statement in this press release that is not a statement of historical fact is a forward-looking statement, and, the words “believes,” “expects,” “anticipates,” “intend,” “estimate,” “plans,” “assumes,” “may,” “will,” “would,” “should,” “continue,”

“prospective,” “project,” and other similar expressions identify forward-looking statements. Forward-looking statements also include statements regarding bookings, shipments, revenue, profitability, targeted markets, increase in manufacturing capacity and utilization thereof, future products, and capital resources. These statements are based upon management’s current expectations and estimates as to the prospective events and circumstances that may or may not be within the company’s control and for which there can be no assurance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those economic, business, operational and financial considerations set forth in Vicor’s Annual Report on Form 10-K for the year ended December 31, 2011, under Part I, Item I - “Business,” under Part I, Item 1A - “Risk Factors,” under Part I, Item 3 - “Legal Proceedings,” and under Part II, Item 7 - “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risk factors set forth in the Annual Report on Form 10-K may not be exhaustive. Therefore, the information contained in the Annual Report on Form 10-K should be read together with other reports and documents filed with the Securities and Exchange Commission from time to time, including Forms 10-Q, 8-K and 10-K, which may supplement, modify, supersede or update those risk factors. Vicor does not undertake any obligation to update any forward-looking statements as a result of future events or developments.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439